Mail Stop 4561
								September 30, 2005

By U.S. Mail and Facsimile to (202) 336-7666

Richard L. Reed
Chief Financial Officer
National Consumer Cooperative Bank
1725 Eye Street N.W., Suite 600
Washington, D.C. 20006

Re:	National Consumer Cooperative Bank
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed April 1, 2005
	File No. 002-99779

Dear Mr. Reed:

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004:

Net Interest Income, page 11

1. Please tell us and in future filings disclose, if material, the impact of your hedging activities on interest income and expense for each period presented.




Credit Quality, page 13

2. We note your disclosure that in June 2004 you charged $2.2 million of a $6.3 million loan to the allowance for loan losses. Please tell us and in future filings clarify what you mean by "charged" to the allowance.

3. We note your disclosure on page 14 that you have $2.2 million specific reserves for impaired assets at December 31, 2004. Please provide us with your analysis explaining how you determined the amount of the specific reserves. Provide us with your analysis for each of the significant loans placed on non-accrual status during 2004.

4. Please tell us and in future filings disclose the underlying reasons why your allowance for loan losses as a percentage of loans decreased at December 31, 2004 compared to the prior year-end in light of the significant increase in charge-offs, impaired assets, and the size of your loan portfolio. Describe the specific changes in asset quality, composition, and other factors that impacted your determination of the amount of provision and allowance for loan losses as of December 31, 2004.

5. Please provide us with a similar analysis of your provision and allowance for loan losses as of June 30, 2005.

Non-Interest Income, page 15

6. We note your disclosure that of the total gain on sales of loans in 2004, $3.5 million relates to the sale of $81.2 million of mortgage-backed securities created from a swap with Fannie Mae in December 2003. Please tell us and in future filings disclose the nature of the swap transaction with Fannie Mae and how the amount of the gain was determined. Explain how a transaction in 2003 results in a gain recognized in 2004.

Consolidated Quarterly Financial Information, page 19

7. Please tell us the underlying reasons for the significant quarter-
to-quarter fluctuations in your provision for loan losses during
2003
and 2004.







Uses of Funds - Loans and Leases, page 20

8. We note your disclosure that your commercial loan and lease portfolio increased at December 31, 2004 principally due to the termination of the off-balance sheet grocery loan conduit program. Please provide us with the sample journal entries used to record the termination of this conduit.  Explain why you repurchased the
$33.2
million of loans out of the program and how you considered the potential ability or requirement to repurchase loans in your accounting treatment determination for the conduit when it was established.

Critical Accounting Policies

Allowance for Loan Losses, page 27

9. Please tell us and in future filings clearly describe your methodology for determining the amount of each component
(including
impairment, specific, general, and unallocated portions) of your allowance for loan losses. Explain the following:

* how you determine the amount for each component of your allowance;

* the types or category of loans that are evaluated individually and as a group; and

* how you determine the loss factors you apply to your graded loans to develop a general allowance.

10. Please tell us and in future filings quantify each component of your allowance for loan losses for each period presented.

Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

General, page 38

11. Please tell us and in future filings disclose the nature of excess yield income and your related accounting policies, citing the specific accounting guidance upon which you rely. Explain how you determine the amount of excess yield recognized.




Principles of Consolidation, page 38

12. Please tell us and in future filings disclose how you determined that your investment in Cooperative Community Works, LLC should not be consolidated, citing the specific accounting guidance upon which you relied. Quantify your investment in Cooperative Community Works and the impact on your results of operations.

Note 24 - Financial Instruments with Off-Balance Sheet Risk . . .
,
page 59

13. For each type of derivative instrument that you have
classified
as a fair value or cash flow hedge during the periods presented, please tell us how you determined that the hedging relationship met the criteria for hedge accounting pursuant to paragraphs 20, 21,
28
and 29 of SFAS 133. Please tell us the following with respect to each type of hedging relationship:

* the nature and terms of the hedged item and derivative instrument;

* the specific documented risk being hedged;

* how you define "at inception" of the hedging relationship;

* whether you enter into the derivative instrument the day the hedged item becomes outstanding; and

* whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of each hedging strategy.

14. If you use the short-cut method for assessing effectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 of
SFAS 133.

15. Please tell us whether you aggregate similar assets and liabilities and hedge as a portfolio. If so, provide us with a comprehensive analysis explaining how you apply SFAS 133
Implementation Issue F11 to these hedging relationships.

16. We note your tabular presentation on page 61 regarding your results related to hedging of warehouse loans. Please tell us and in future filings describe the nature of each line item and explain how the related amount is determined. Clarify whether these are all of your hedging activities.


 	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-
3449 if you have any questions.


Sincerely,



Joyce Sweeney
Accounting Branch Chief


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Richard L. Reed
National Consumer Cooperative Bank
September 30, 2005
Page 5